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                                                                     EXHIBIT 4.3


                       SUMMARY OF EMPLOYMENT ARRANGEMENTS

                        BETWEEN BAYER AKTIENGESELLSCHAFT

                               AND WERNER WENNING




Term: W. Wenning was appointed Chairman of the Board of Management of the Company by the Supervisory Board effective April 27, 2002. The term will expire on January 31, 2007.


Compensation: The aggregate remuneration of W. Wenning for 2002 is comprised of the following elements:

Fixed salary: EUR 622.317. W. Wenning also received remuneration in kind totaling EUR 34.907 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Variable bonus: EUR 722.451 (determined by reference to the dividend distributed by the Company)

Stock option rights: W. Wenning received a total of 119 option rights, for a maximum total of 11,900 shares on the basis of his own investments. The options had no intrinsic value at the closing date.

Retirement: The Company will pay W. Wenning a monthly pension equal to 80 percent of the last monthly base salary received while in service. These amounts are in addition to any amounts received as a result of his participation in Bayer's Employee Pension Plan. (See Item 6). He will be entitled to receive the pension upon completion of 30 years of services with the Bayer group or 8 years of membership in the Executive Board of the Company.